Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-152547) and related Prospectus of Inergy, L.P. and Inergy Finance Corp. for the registration of $200,000,000 of 8 1/4% Senior Notes due 2016 and to the incorporation by reference therein of our reports (a) dated November 26, 2007, with respect to the consolidated financial statements and schedule of Inergy, L.P. and Subsidiaries, and the effectiveness of internal control over financial reporting of Inergy, L.P. included in its Annual Report (Form 10-K) for the year ended September 30, 2008, and (b) dated November 26, 2007 with respect to the balance sheet of Inergy GP, LLC as of September 30, 2007 included in Inergy, L.P.’s Current Report (Form 8-K) dated November 28, 2007, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

July 31, 2008